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SEC FILE NUMBER
8 - 48723

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
National Alliance Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1605 LBJ Freeway, Suite 710
(No. and Street)

Dallas	Texas	75234
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 West Courtyard Drive, Suite 500	Austin	Texas	78730
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fred Bush, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **National Alliance Securities, LLC**, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

AMBERLY HUNTLEY
MY COMMISSION EXPIRES
November 2, 2018

Notary Public

Signature

C.F.O.
Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


National Alliance Securities,
LLC

Financial Statements and Supplemental Schedules
(With Report of Independent Registered Public
Accounting Firm Thereon)

December 31, 2014


PMB Helin Donovan
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS


PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
National Alliance Securities, LLC:

We have audited the accompanying statement of financial condition of National Alliance Securities, LLC (the "Company") as of December 31, 2014, and the related statements of operations, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matters

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission as required under Rule 17a-5(e)(4)(i) of the Securities and Exchange Commission (collectively the "Supplemental Schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Schedule is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Supplemental Schedule. In forming our opinion on the Supplemental Schedule, we evaluated whether it, including its form and content, is presented in conformity with Rule 15c3-1 of the Securities and Exchange Commission. In our opinion, the Supplemental Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 26, 2015

National Alliance Securities, LLC
Statement of Financial Condition
December 31, 2014

Assets		
Current assets		
Cash and cash equivalents	$	23,356
Cash segregated under federal regulations		70,686
Certificate of deposit		65,009
Receivable from clearing broker-dealers		1,199,185
Accounts receivable-other		60,959
Debt securities, at fair value		53,114,166
Debt securities purchased under agreements to resell		14,458,532
Trading deposit		7,180,155
Clearing deposits		350,000
Property and equipment, net of accumulated depreciation of $171,159		100,412
Other assets		93,195
Total assets	$	76,715,655
Liabilities and Members' Capital		
Current liabilities		
Accounts payable and accrued expenses	$	263,232
Accrued compensation payable		676,456
State income tax payable		44,000
Debt securities sold, not yet purchased		35,099,202
Debt securities sold under agreements to repurchase		17,914,000
Payable to clearing broker-dealer		15,189,944
Total liabilities		69,186,834
Members' capital		7,528,821
Total liabilities and members' capital	$	76,715,655

See notes to financial statements and report of independent registered public accounting firm.

National Alliance Securities, LLC
Statement of Operations
For the Year Ended December 31, 2014

Revenues:		
Trading profits, net of trading interest expense of $820,190	$	2,055,126
Securities commissions		7,516,422
Other income		125,722
Interest		1,756,362
Total revenues		11,453,632
Operating expenses:		
Compensation and related costs		8,671,875
News and quotes		1,660,323
Clearing and execution costs		1,176,495
Occupancy and equipment		433,581
Dues and subscriptions		397,913
Bad debt expense		290,207
Travel and entertainment		209,079
Professional fees		208,450
Regulatory fees		148,394
Communications		133,682
Depreciation		51,755
Other expenses		51,226
Total operating expenses		13,432,980
Net loss before income taxes		(1,979,348)
Income tax expense-states		63,105
Net loss	$	(2,042,453)

See notes to financial statements and report of independent registered public accounting firm.

National Alliance Securities, LLC
Statement of Changes in Members' Capital
For the Year Ended December 31, 2014

	Members' Units		Members' Capital
Balance at December 31, 2013	10,525,532	$	9,321,704
Members' capital contributions	1,914,000		1,363,768
Members' capital withdrawals	(1,409,782)		(1,114,198)
Net loss			(2,042,453)
Balance at December 31, 2014	11,029,750	$	7,528,821

See notes to financial statements and report of independent registered public accounting firm.

National Alliance Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(2,042,453)
Adjustments to reconcile net loss to net cash used in operating activities:		
Unrealized loss on debt securities		2,179,923
Depreciation		51,755
Bad debt expense		290,207
Change in assets and liabilities:		
Cash segregated under federal regulations		34,623
Receivable from clearing broker-dealers		141,063
Accounts receivable - other		(390,946)
Debt securities, at fair value		(1,741,087)
Debt securities purchased under agreements to resell		(5,183,532)
Trading deposits		1,029,453
Other assets		6,304
Accounts payable and accrued expenses		(22,606)
Accrued compensation payable		(187,097)
State income taxes payable		4,000
Debt securities sold, not yet purchased		(2,973,147)
Debt securities sold under agreements to repurchase		7,506,052
Payable to clearing broker-dealer		900,777
Net cash used in operating activities		(396,711)
Investing Activities		
Purchase of property and equipment		(50,476)
Net cash used in investing activities		(50,476)
Financing Activities		
Members' capital contributions		1,363,768
Members' capital withdrawals		(968,548)
Net cash provided by financing activities		395,220
Net cash decrease for year		(51,967)
Cash and cash equivalents at beginning of year		75,323
Cash and cash equivalents at end of year	$	23,356
Supplemental disclosures of cash flow information:		
Interest paid	$	820,190
Income taxes paid-states	$	59,105
Members' capital withdrawals in exchange for accounts receivable	$	145,650

See notes to financial statements and report of independent registered public accounting firm.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

National Alliance Securities, LLC (Company), formerly, National Alliance Securities Corporation (NASC) began operations in June 2003, under the laws of the State of Nevada. NASC converted from a corporation to a limited liability company effective December 31, 2012. The conversion was a change in legal form and tax status. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company's operations consist primarily in trading of debt securities for its own account and brokering debt securities for institutional customers. The Company also trades debt securities in the secondary wholesale market. The Company's securities trading and brokering consist primarily in U.S. government securities, mortgage backed securities, municipal bonds and corporate bonds. The majority of the Company's customers are institutions and broker-dealers located throughout the United States.

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2) (ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, clears all transactions on behalf of customers on a fully disclosed basis through clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer. The Company's trading for its own account is also executed through its primary clearing broker-dealer.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, money market funds and highly liquid investments with original maturity dates of three months or less, excluding cash segregated under federal regulations, clearing deposits and trading deposit.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Debt Securities

Debt securities are held for trading purposes, recorded on the trade date and valued at their estimated fair value, as described in Note 2. The increase or decrease in fair value is included in trading profits in the accompanying statement of operations.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and consists of office furniture and equipment. Depreciation is provided using the straight-line method based over estimated useful lives of two to five years.

Debt Securities Sold, Not Yet Purchased

Debt securities sold, not yet purchased consist of debt securities the Company has sold that it does not currently own and will therefore be obligated to purchase such securities at a future date. These obligations are recorded on the trade date and valued at their estimated fair value, as described in Note 2. The increase or decrease in fair value is included in trading profits in the accompanying statement of income.

Collateralized Financing Agreements

Transactions involving debt securities purchased under agreements to resell (reverse repurchase agreements or reverse repos) and debt securities sold under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized agreements or financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Reverse repos and repos are initially recorded at their contracted resale or repurchase amounts. Interest on such contract amounts is accrued and is included in repo and reverse repo balances.

Revenue Recognition

Trading profits, securities commissions and the related expenses are recorded on a trade date basis as the transactions occur. Customer security transactions that are executed through the Company's proprietary trading account are recorded on a trade date basis as principal commission revenues. The related expenses are also recorded on a trade date basis. Net dealer inventory and investment revenue results from securities transactions entered into for the account of the Company. Net dealer inventory and investment revenue includes both realized and unrealized gains and losses, which are recorded on a trade date basis.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Soft Dollar Transactions

The Company segregates cash under federal regulations for the benefit of customers related to soft dollar transactions. Qualified research expenses designated by soft dollar customers are paid by the Company from segregated cash.

Income Taxes/Change in Tax Status

The Company converted from a corporation to a limited liability company effective December 31, 2012. The Company will file its federal income tax return as a partnership beginning 2014 and as a result is not subject to federal income taxes. The resulting taxable income or loss of the Company is includable in the income tax returns of the members. Therefore, there is no provision for federal income taxes.

The Company is subject to various state taxes.

The Company is required to determine whether a tax position taken or expected to be taken on a tax return is more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. The Company has reviewed all open tax years and concluded that there are no unrecognized tax benefits that would have a material impact on the Company's financial position. As of December 31, 2014, open federal tax years include the tax years ended December 31, 2011 through December 31, 2013.

Recent Accounting Pronouncements

Recent accounting pronouncements issued by the FASB, the American Institute of Certified Public Accountants, and the SEC are not believed by the Company's management to have a material impact on the Company's financial statements.

Note 2 - Fair Value of Financial Instruments

Fair value accounting standards establish an authoritative definition of fair value and set out a hierarchy for measuring fair value. The hierarchy prioritizes inputs and valuation techniques used to develop the measurements of fair value into three levels.

The three broad levels of the fair value hierarchy are as follows:

Level 1 – Fair value is based on quoted unadjusted prices for identical instruments in active markets to which the Company has access at the date of measurements.

Level 2 – Fair value is based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant inputs and significant value drivers are observed in active markets. Level 2 inputs are those in markets for which there are few transactions, the prices are not current, little public information exists or instances prices vary substantially over time or among brokered market makers.

Note 2 - Fair Value of Financial Instruments (continued)

Level 3 – Fair value is model derived valuations in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are those inputs that reflect the Company's own assumptions that market participants would use to price the asset or liability based on the best available information.

Following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis.

Investments in debt securities, reverse repurchase agreements, repurchase agreements and debt securities sold, not yet purchased are carried at estimated fair value and categorized as level 2 of the fair value hierarchy. Fair value has been measured by the Company's primary clearing broker-dealer or by pricing services used by the clearing broker-dealer using the actual trading prices of similar securities. When trading prices are not available for similar securities the pricing services use market observable inputs in determining the valuation for a security based on underlying characteristics of the debt instruments.

Substantially all of the Company's other financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

The following table summarizes the valuation of the Company's major security types by the fair value hierarchy levels as of December 31, 2014.

	Level 1	Level 2	Level 3	Total
Assets				
Debt Securities Purchased Under Agreements to Resell	$ -	$ 14,458,532	$ -	$ 14,458,532
Debt Securities Owned	-	53,114,166	-	53,114,166
Totals	$ -	$ 67,572,698	$ -	$ 67,572,698
Liabilities				
Debt Securities Sold Under Agreements to Repurchase	$ -	$ 17,914,000	$ -	$ 17,914.000
Debt Securities Sold, Not Yet Purchased	-	35,099,202	-	35,099,202
Totals	$ -	$ 53,013,202	$ -	$ 53,013,202

Note 2 - Fair Value of Financial Instruments (continued)

Transfers between levels are recognized at the end of the reporting period. During the year ended December 31, 2014, the Company recognized no transfers to/from level 1 and level 2. There were no level 3 investments held by the Company during 2014.

Note 3 - Transactions with Clearing Broker-Dealers

The Company has a clearing agreement with its primary clearing broker-dealer, First Southwest Company (FSW), to provide execution and custody of debt security transactions for customers and trading for its own account. Clearing charges are incurred at a fixed rate multiplied by the number of tickets traded by the Company. The clearing agreement requires the Company to maintain a minimum clearing deposit of $250,000.

The Company also has a trading deposit with FSW in the amount of $7,180,155 at December 31, 2014. The trading deposit is required to satisfy margin requirements associated with the Company's trading inventory. The amount of margin required fluctuates on a daily basis depending on the amount and type of securities held in the Company's inventory trading accounts.

The Company had a payable to FSW of $15,189,944 at December 31, 2014. The payable balance fluctuates on a daily basis as the Company purchases and sells securities through FSW for its own account. Interest is calculated daily (1.625% at December 31, 2014), based on a fixed spread over the federal funds rate and paid monthly. The Company's debt securities owned are held by FSW as collateral.

During 2013, the Company entered into a clearing agreement with ConvergEx Execution Solutions LLC (ConvergEx) to provide execution and custody of customer equity based transactions. Clearing charges are incurred at a fixed rate multiplied by the number of tickets traded by the Company. The clearing agreement requires the Company to maintain a minimum clearing deposit of $100,000.

During 2013, the Company entered into a clearing agreement with G-Trade Services LLC (G-Trade) to provide execution and custody of customer international equity based transactions. The Company did not execute any international equity based transactions during 2014.

Note 4 - Debt Securities Purchased Under Agreements to Resell

Debt securities purchased under agreements to resell are collateralized financing agreements for debt securities the Company financed. Reverse repurchase activities were transacted under a master repurchase agreement with a national broker-dealer (borrower). The Company receives collateral in the form of debt securities in connection with debt securities financed. The agreement gives the Company a right, in the event of default, to liquidate the collateral held and to offset any receivable from the borrower. There were five reverse repurchase transactions outstanding at December 31, 2014 with a total contracted repurchase amount of $14,458,532. The fair value of debt securities received as collateral under agreements to resell totaled $14,215,427. The collateral deficit of $243,105 is recorded as an other deduction in the computation of net capital. The Company is permitted to and sold the securities held as

collateral; therefore, is obligated to purchase similar securities at the future date to close the reverse repurchase transactions. In the event the collateral value decreases, additional collateral would be required. Interest varies on each repurchase transaction, is calculated daily, (0.05% to 0.35% at December 31, 2014), based on a fixed spread over the federal funds rate and received when the obligations are settled.

Note 5 - Debt Securities Sold Under Agreements to Repurchase

Debt securities sold under agreements to repurchase are collateralized financing agreements for debt securities the Company owns. Repurchase activities were transacted under a master repurchase agreement with a national broker-dealer (lender). The Company pledges debt securities to collateralize repurchase agreements. The agreements give the lender a right, in the event of default, to liquidate the collateral held and to offset any receivables from the Company. There were twenty-two repurchase transactions outstanding at December 31, 2014 with a total contracted repurchase liability of $17,914,000. The fair value of debt securities provided by the Company as collateral under these agreements to repurchase totaled $19,907,479. The Company has recorded a repo deficit deduction of $426,993 in the computation of net capital. In the event the collateral value decreases, additional collateral would be required.

Interest varies on each repurchase transaction, is calculated daily (0.70% at December 31, 2014), based on a fixed spread over the federal funds rate and paid when the obligations are settled.

Note 6 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $2,492,272, which was $2,206,457 in excess of its required net capital of $285,815. The Company's ratio of aggregate indebtedness to net capital was 1.72 to 1 at December 31, 2014.

Note 7 - Deferred Compensation Plan

The Company has a deferred compensation plan for certain traders. Under this plan, deferred compensation amounts are accrued monthly based on individual trader profitability and is paid in cash over the following two years. For the year ended December 31, 2014, the Company reduced deferred compensation expense by $10,659, which is recorded as compensation and related costs in the accompanying statement of operations. At December 31, 2014, the Company had deferred compensation payable totaling $35,632 which is included in accrued compensation payable in the accompanying statement of financial condition.

Note 8 - Retirement Plan

The Company has a 401(k) profit sharing plan covering substantially all employees. Under this plan, employees may make elective contributions as allowed under federal law and the Company may make matching and discretionary contributions. Employee contributions and Company contributions are vested immediately. For the year ended December 31, 2014, the Company made no matching or profit sharing contribution. The Company incurred $6,688 in expenses related to the plan. Plan expenses are recorded as compensation and related costs in the accompanying statement of operations.

Note 9 - Related Party Transactions

Pillar Income Asset Management (Pillar), a related party, regularly advances payroll and other costs on behalf of the Company, which the Company settles on a regular basis. The Company incurred and paid administrative costs to Pillar in the amount of $30,000 during the year. There is no amount due to or from Pillar at December 31, 2014.

The Company's corporate office space located in Dallas, TX is provided by Liberty Bankers Life Insurance Company, a related party, at no cost.

Note 10 - Commitments and Contingencies

Operating Leases:

The Company leases branch office facilities in San Francisco, CA, Stamford, CT, Red Bank, NJ, New York, NY, Austin, TX, and Sugarland, TX, under non-cancellable operating lease agreements expiring at various times from 2014 through 2017. The Company's corporate office space located in Dallas, TX is provided by a related party at no cost. Rent expense for the year totaled $356,286 and is reflected in the accompanying statement of operations as occupancy and equipment costs.

Future minimum lease commitments for each of the years ending December 31 are as follows:

2015	$ 218,385
2016	127,757
2017	19,551
Total	$ 365,693

Contingencies:

The nature of the Company's business subjects it to various claims, regulatory examinations, other proceedings, and legal actions in the ordinary course of business. In January 2014, a FINRA arbitration was filed by another broker-dealer against the Company, two of its current officers/members and one former officer/member seeking material damages. All three previously worked at the other broker-dealer who alleged they caused others to follow and used confidential information. Damages of $3,315,712 have been claimed. No evaluation of the likely outcome or reasonable estimate of range of potential loss can be made by the Company after consultation with legal counsel. The Company intends to vigorously defend itself and all parties against this arbitration; however, the ultimate outcome of this arbitration could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

The Company is involved in several other pending FINRA and SEC matters that have arisen in the ordinary course of business. No provision has been accrued in the financial statements at December 31, 2014, as management is unable to estimate the amount or range of possible loss that might result from adverse settlement of these matters.

Note 11 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that Customer transactions are executed properly by the clearing broker-dealer.

The Company has sold securities that it does not own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in the financial statements at fair values of the related securities and will incur a loss if the fair value of the securities subsequently increases.

Note 12 - Concentration of Credit Risk

The Company is subject to concentration risk by holding large positions in debt securities.

The Company has a receivable, debt securities, trading deposit and a clearing deposit, due from and held by its primary clearing broker-dealer, FSW, totaling $61,704,843 or approximately 80% of total assets at December 31, 2014.

The Company also has securities sold, not yet purchased and a payable to its primary clearing broker-dealer, FSW, totaling $50,289,146 or approximately 73% of total liabilities.

Note 13 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2014, through February 26, 2015, the date financial statements were available to be issued.

In January 2015, two soft dollar accounts were transferred to another firm resulting in a lowering of the soft dollar receivable by $30,605 and the soft dollar payable by $64,316.

In February 2015, notice was given to close the offices in San Francisco effective February 18, 2015, Red Bank effective April 30, 2015, and Stamford effective April 30, 2015. The Company does not expect to incur any significant costs as a result of termination of these offices.

National Alliance Securities, LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2014

Computation of Net Capital	
Total Members' capital qualified for net capital	$ 7,528,821
Deductions and/or charges	
Non-allowable assets:	
Accounts receivable-other	60,959
Property and equipment, net	100,412
Other assets	158,204
Other deductions/or charges	670,099
Total deductions and/or charges	989,674
Net capital before haircuts on securities positions	6,539,147
Haircuts on securities:	
Money market funds and certificates of deposit	18,921
Exempted securities	
U.S. Government obligation	1,907,239
Debt securities	
State and municipal government obligations	1,501,740
Corporate obligations	446,514
Other	14,102
Other Securities	
Under concentration	158,359
Total haircuts on securities	4,046,875
Net Capital	$ 2,492,272
Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 263,232
Accrued compensation payable	676,456
State income taxes payable	44,000
Unrecorded contingent amount (Note 10)	3,315,712
Total aggregate indebtedness	$ 4,299,400
Computation of basic Net Capital Requirement	
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 285,815
Net capital in excess of minimum requirement	$ 2,206,457
Ratio of aggregate indebtedness to net capital	1.72 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2014 as filed by National Alliance Securities, LLC on Form X-17A-5 filed on January 27, 2015. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and report of independent registered public accounting firm.


PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES REGARDING FORM SIPC-7

To the Members of National Alliance Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 20144, which were agreed to by National Alliance Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 20144, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 20144, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

February 26, 2015

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP A MEMBER OF RUSSELL BEDFORD INTERNATIONAL
WWW.PMBHD.COM
LOCATIONS IN ILLINOIS, CALIFORNIA, TEXAS & WASHINGTON

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*********2918*********************MIXED AADC 220
048723 FINRA DEC
NATIONAL ALLIANCE SECURITIES LLC
1605 LBJ FWY STE 710
DALLAS TX 75234-6099

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 26,336

B. Less payment made with SIPC-6 filed (exclude interest) (10,348)

7-30-14
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 15,988

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 15,988

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

National Alliance Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 24 day of Feb, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 12,273,822
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	918,005
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 821,584	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	821,584
Total deductions	1,739,589
2d. SIPC Net Operating Revenues	$ 10,534,233
2e. General Assessment @ .0025	$ 26,336

(to page 1, line 2.A.)


PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REVIEW REPORT REGARDING THE EXEMPTIVE PROVISIONS OF RULE 15c3-3

To the Members of
National Alliance Securities, LLC:

We have reviewed management's statements, included in the accompanying National Alliance Securities, LLC Exemption Report, in which (1) National Alliance Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c 3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) management stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 26, 2015

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP A MEMBER OF RUSSELL BEDFORD INTERNATIONAL
WWW.PMBHD.COM
LOCATIONS IN ILLINOIS, CALIFORNIA, TEXAS & WASHINGTON

National Alliance Securities, LLC.'s
Exemption Report

National Alliance Securities, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

National Alliance Securities, LLC.
Name of Company

I, _____Fred Bush________________, affirm that, to my best knowledge and belief, this Exemption Report is true
and correct.

By:
Title: FINOP

February 25, 2015



CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS



SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2015
WASH. D.C.
194
SECTION

February 26, 2015

To the Member of
National Alliance Securities, LLC

In connection with our audit of the financial statements of National Alliance Securities, LLC (the "Company") for the year ended December 31, 2014, we have issued our report thereon dated February 25, 2015. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2014. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Company in its 2014 financial statements are described in Note 1 to the financial statements and relate to the policies the Company uses to account for revenue recognition.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (a) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (b) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimates affecting the financial statements include the fair value of financial instruments. Disclosures about the fair value of financial instruments can be found at Note 2.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted one significant unusual transactions during our audit. The Company identified one of its members had losses from unauthorized investment transactions. The Company advanced the member the proceeds to cover these losses. The firm repurchased this member's remaining units in August 2014 for $145,650 by reducing the outstanding advance. The remaining balance of the advance was written off as a bad debt expense totaling $290,207 during 2014.

Related Party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related party transactions that appeared to lack a business purpose.

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP A MEMBER OF RUSSELL BEDFORD INTERNATIONAL
WWW.PMBHD.C
LOCATIONS IN ILLINOIS, CALIFORNIA, TEXAS & WASHINGT


PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Quality of the Company's Financial Reporting
Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. The financial statement disclosures appear neutral, consistent, and clear.

Uncorrected and Corrected Misstatements
Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. There was one misstatements detected as a result of audit procedures. See the attached schedule of uncorrected misstatements at December 31, 2014. There were no audit adjustments recorded in 2014.

Disagreements with Management
For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit
We encountered no significant difficulties in dealing with management in performing and completing our audit.

Management Representations
We have requested certain representations from management that are included in the management representation letter dated February 26, 2015.

Management Consultations with Other Independent Accountants
In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues
We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Other Matters
With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.


PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

This information is intended solely for the use of the Member's and management of National Alliance Securities, LLC and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas